UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Publicly Held Company with Authorized Capital

Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF EXECUTIVE OFFICERS

HELD ON MARCH 17, 2011

DATE, TIME AND PLACE:

March 17, 2011, at 10:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”), located at Avenida Presidente Juscelino Kubitschek, 2041 e 2235, Bloco A, in the City of São Paulo, State of São Paulo.

ATTENDANCE:

All the undersigned members of the Board of Executive Officers.

SUMMON:

The meeting was duly convened as provided for in Article 21 of the Company’s Bylaws.

BOARD:

Pursuant to Article 21, paragraph one of the Company’s Bylaws, the meeting was chaired by Mr. Carlos Alberto López Galán, Vice-President Executive Officer, who invited Mr. Reginaldo Antonio Ribeiro, to act as the Secretary.

AGENDA:

Aprove Officers proposal for the declaration of Interest on the Company´s Capital in the gross amount of R$ 600,000,000.00.

RESOLUTIONS TAKEN:

After examining and discussing the matters of the Agenda, the Company’s Executive Officers, unanimously and without any restrictions, decided to submit for approval of the Board of Directors, under article 17, items X and XVIII of the Company’s Bylaws, in a meeting to be held on next March 24, 2011, proposal for the declaration, ad referendum of the Company´s Ordinary Shareholders Meeting to be held on 2012, of Interest on the Company´s Capital in the gross amount of R$ 600,000,000.00 (six hundred million reais), corresponding to R$ 1.43656022 per batch of one thousand (1,000) common shares, R$ 1.58021625 per batch of one thousand (1,000) preferred shares, and R$ 158.02162460 per batch of one thousand (1,000) Units, which after the deduction of the amount related to the Income Tax Withheld at Source (“IRRF”), pursuant to the laws in force, result the net amount corresponding to R$ 1.22107619 per batch of one thousand (1,000) common shares, R$ 1.34318381 per batch of one thousand (1,000) preferred shares, and R$ 134.31838091 per batch of one thousand (1,000) Units, except for immune and/or exempt shareholders.

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[Free English Translation]

The Company´s Board of Officers proposes that shareholders registered in the Company’s books at the end of March 24, 2011, date which such proposal shall be submitted to the approval of the Company´s Board of Directors. Therefore, as of March 25, 2011, including, the Company’s shares shall be traded “ex-dividends/interests on capital”.

The President of the Board clarified that the value of the Interest on the Company’s Capital in the base-year meets the limits established in the tax regulations and that the amount of the Interests on the Company’s Capital hereby proposed, if approved, shall be fully included in the mandatory dividends to be distributed by the Company in relation to the fiscal year of 2011, and shall be paid in date to be published.

CLOSING:

There being no further matters to be resolved, the Meeting was closed and these Minutes were prepared, which was signed by the attended Officers: Carlos Alberto López Galán – President of the Board, Reginaldo Antonio Ribeiro – Secretary. José de Menezes Berenguer Neto, Senior Vice-Presidente Executive Officer; Carlos Alberto López Galán, Vice-Presidente Executive Officer; Arnaldo Penteado Laudisio, José Roberto Machado Filho, Luciane Ribeiro, Luís Felix Cardamone Neto, Marco Antonio Martins de Araújo Filho, Marcos Matioli de Souza Vieira, Pedro Carlos Araújo Coutinho, Wagner Augusto Ferrari, Executive Officers; Amancio Acurcio Gouveia, Luiz Felipe Taunay Ferreira e Reginaldo Antonio Ribeiro, Officers Without a Specific Designation.

I certify that this transcription is a true copy of the minutes drawn up in

Book of Minutes of the Company’s Board of Executive Officers Meetings.

Reginaldo Antonio Ribeiro

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 17, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Officer without specific designation

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation